Paris, October 31, 2007

Good third quarter performance

Increase in 2007 full-year earnings growth guidance

Adjusted net income1 excluding selected items2:

2007 Q3:	€1,883 million (up 10.8%), i.e. €1.40 per share (up 11.1%), or
$2,587 million[3] (up 19.5%), i.e. $1.92[3] per share (up 19.3%)

2007 9 months:	€5,532 million (up 6.3%), i.e. €4.10 per share (up 5.9%), or
$7,435 million[3] (up 14.9%), i.e. $5.50[3] per share (up 14.3%)

In order to give a representation of the underlying economic performance, we present and explain an adjusted1 income statement. We also report adjusted net income and adjusted EPS (excluding selected items) in U.S. dollars3 in order to facilitate comparisons with the majority of major pharmaceutical groups. The consolidated income statement for the first nine months of 2007 is provided in the Appendices. Net income for the first nine months of 2007 was €4,510 million, against €3,431 million for the comparable period of 2006.

2007 third-quarter net sales

•        Up 4.4% on a comparable basis (up 1.8% on a reported basis) at €7,025 million

•        Growth of 6.4% in pharmaceuticals net sales after excluding the impact of generics of Ambien® IR in the United States and Eloxatin® in Europe[4], in line with the previous quarter

•        Growth of 49.2% in net sales for the vaccines business incorporates the effect of earlier shipments of influenza vaccines than in 2006

Ongoing cost adaptation measures

•        Further reduction in selling and general expenses in the third quarter. Ratio of selling and general expenses to net sales down to 26.3% for the 9 months to end September 2007, versus 27.9% for the comparable period of 2006

Main events of the quarter

•        Full effect of the recovery of Plavix® in the United States

•        Acceleration in sales growth of Plavix® in Japan, recent extension of the product’s indication

•        Launch of Lantus® SoloStar® in the United States

•        Presentation of the R&D portfolio on September 17

Share repurchase program

• 11.7 million shares repurchased in the third quarter for a total of €706 million

Guidance on growth in 2007 full-year adjusted EPS excluding selected items raised from 9% to 10%, based on the same assumptions as previously used (see page 11)

[1]	See Appendix 1 for a definition of financial indicators
[2]	See Appendix 5
[3]

U.S. dollar figures obtained by translating euro-denominated figures at the average exchange rate for the period: 1.374 for Q3 2007 (1.274 for Q3 2006) and 1.344 for 9 months to end September 2007 (1.244 for 9 months to end September 2006)

[4]	Excluding net sales of Ambien® IR in the United States (from April) and net sales of Eloxatin® in Europe

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2007 third-quarter and 9-month net sales

Unless otherwise indicated, all sales growth figures in this press release are stated on a comparable basis[1].

Sanofi-aventis generated third-quarter net sales of €7,025 million, a rise of 4.4%. Exchange rate movements had an unfavorable effect of 2.4 points, and changes in Group structure an unfavorable impact of 0.2 of a point. On a reported basis, net sales growth was 1.8%.

Net sales for the nine months to end September were €21,141 million, up 4.5%. Exchange rate movements had an unfavorable effect of 3.7 points, and changes in Group structure an unfavorable impact of 0.2 of a point. After taking account of these effects, net sales growth was 0.6% on a reported basis.

Net sales by business segment – Pharmaceuticals

Third-quarter net sales for the pharmaceuticals business fell by 0.3% to €6,082 million. Net sales of the top 15 products were up 0.4% at € 4,120 million, representing 67.7% of pharmaceuticals net sales against 67.3% for the comparable period of 2006.

Excluding the impact of the arrival of generics4 of Ambien® IR in the United States and Eloxatin® in Europe, the top 15 products would have achieved growth of 10.8%.

Net sales for the pharmaceuticals business for the nine months to end September were €19,012 million, a rise of 2.4%. Net sales of the top 15 products were up 4.4% at €12,897 million, representing 67.8% of pharmaceuticals net sales, against 66.5% for the comparable period of 2006.

Excluding the impact of the arrival of generics3 of Ambien® IR in the United States and Eloxatin® in Europe, the top 15 products would have achieved growth of 11.1% to end September.

€ million	2007 Q3 net sales	Change on a comparable basis	2007 9-month net sales	Change on a comparable basis
Lovenox®	633	+12.6%	1,938	+12.1%
Plavix®	614	+12.9%	1,815	+8.0%
Lantus®	518	+30.8%	1,479	+28.1%
Taxotere®	475	+13.9%	1,398	+11.0%
Stilnox®/Ambien®/Ambien CR™	207	-59.1%	1,065	-20.8%
Eloxatin®	383	-4.5%	1,156	-6.0%
Copaxone®	301	+19.9%	897	+19.3%
Aprovel®	267	+6.0%	803	+7.9%
Allegra®	159	+7.4%	558	+14.6%
Tritace®	168	-25.3%	546	-21.0%
Amaryl®	94	-8.7%	291	-12.3%
Xatral®	82	+1.2%	249	-5.0%
Nasacort®	61	+7.0%	227	+16.4%
Actonel®	79	-8.1%	239	-9.1%
Depakine®	79	5.3%	236	4.4%

TOTAL TOP 15	4,120	+0.4%	12,897	+4.4%

TOTAL TOP 15 excl. Eloxatin® in Europe and Ambien® IR in the USA (from April)	3,996	+10.8%	12,500	+11.1%

Third-quarter net sales of other pharmaceutical products were down 1.7% at €1,962 million. In the nine months to end September, net sales of other pharmaceutical products fell by 1.6% to € 6,115 million, against €6,214 million5 in the comparable period of 2006 (net sales of Ketek® were €46 million, vs. €108 million to end September 2006).

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[5]	Comparable net sales

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Geographical split of consolidated net sales by product (Top 15)

2007 Q3 net sales (€ million)	Europe	Change on a comparable basis	United States	Change on a comparable basis	Other countries	Change on a comparable basis
Lovenox®	181	+9.7%	384	+14.6%	68	+9.7%
Plavix®	428	+9.2%	44	+10.0%	142	+26.8%
Lantus®	160	+21.2%	307	+34.6%	51	+41.7%
Taxotere®	208	+18.9%	176	+8.0%	91	+15.2%
Stilnox®/Ambien®/Ambien CR™	22	-8.3%	165	-63.9%	20	-20.0%
Eloxatin®	89	-38.6%	247	+12.3%	47	+30.6%
Copaxone®	81	+14.1%	206	+24.1%	14	—
Aprovel®	209	+5.0%	—	—	58	+9.4%
Allegra®	11	+10.0%	87	-4.4%	61	+29.8%
Tritace®	116	-3.3%	0	—	52	-49.0%
Amaryl®	26	-31.6%	2	-50.0%	66	+8.2%
Xatral®	40	-11.1%	26	+13.0%	16	+23.1%
Nasacort®	8	+14.3%	47	+9.3%	6	-14.3%
Actonel®	50	-13.8%	—	—	29	+3.6%
Depakine®	54	+3.8%	—	—	25	+8.7%

2007 9-month net sales (€ million)	Europe	Change on a comparable basis	United States	Change on a comparable basis	Other countries	Change on a comparable basis
Lovenox®	555	+7.4%	1,184	+14.3%	199	+13.1%
Plavix®	1,282	+6.5%	130	-13.3%	403	+23.6%
Lantus®	459	+18.6%	879	+30.6%	141	+48.4%
Taxotere®	610	+13.8%	522	+5.9%	266	+15.2%
Stilnox®/Ambien®/Ambien CR™	65	-9.7%	930	-22.9%	70	+4.5%
Eloxatin®	295	-33.0%	735	+9.1%	126	+8.6%
Copaxone®	240	+15.9%	613	+21.4%	44	+10.0%
Aprovel®	627	+5.4%	—	—	176	+18.1%
Allegra®	46	+7.0%	295	+9.7%	217	+24.0%
Tritace®	355	-8.5%	1	-91.7%	190	-34.7%
Amaryl®	90	-36.2%	6	-45.5%	195	+8.3%
Xatral®	126	-23.6%	79	+27.4%	44	+25.7%
Nasacort®	34	9.7%	172	+19.4%	21	+5.0%
Actonel®	153	-17.3%	—	—	86	+10.3%
Depakine®	161	+1.3%	—	—	75	+11.9%

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Comments by product

Net sales of Lovenox®, the leading low molecular weight heparin on the market, rose by 12.6% in the quarter to €633 million, boosted by its increased use in medical prophylaxis in the United States, where the product reported 14.6% growth in net sales to €384 million. In Europe and the “Other countries” region, the product posted growth of 9.7%.

In the United States, Lovenox® is now being sold in a new indication for the treatment of patients with acute ST-segment elevation myocardial infarction (STEMI), further enhancing the product’s superiority over non-fractioned heparins. Application for approval for the same indication was filed in Europe in the last quarter of 2006.

One-year findings from the ExTRACT-TIMI 25 and STEEPLE studies, presented during hotline sessions at the European Society of Cardiology (ESC) Congress in Vienna (Austria) early in September, confirmed a clear net clinical benefit for Lovenox® versus unfractionated heparin in patients with acute ST-segment elevation myocardial infarction.

Lantus® , the world’s leading insulin brand, continues to record excellent performances, with net sales up 34.6% in the United States, 21.2% in Europe and 41.7% in the rest of the world. SoloSTAR® , a new disposable pen used to administer Lantus® and/or the rapid-acting insulin Apidra®, is now available in most major European countries. In France, one of the first European countries where Lantus® SoloSTAR® was made available, the introduction of this new pen led to an acceleration in sales of Lantus® during the third quarter. In the United States, Lantus® SoloSTAR® – launched in July – is supporting growth in sales of Lantus®.

Taxotere® posted strong third-quarter growth of 18.9% in Europe and 15.2% in “Other countries”. In the United States, net sales of the product rose by 8.0%.

In early September, efficacy results from a meta-analysis of individual patient data called DOCMA-LC (DOCetaxel Meta-Analysis in Lung Cancer) were presented at the 12th World Conference on Lung Cancer in Seoul. This meta-analysis included 2,867 patients from seven clinical trials, and demonstrated a significant overall survival benefit for Taxotere® over vinca-alkaloid-based regimens as a first-line treatment for patients with advanced non small cell lung cancer.

Following a priority review, the U.S. Food and Drug Administration (FDA) approved Taxotere® in association with cisplatin and 5-fluorouracil for the induction (neo-adjuvant) therapy of patients with locally-advanced squamous cell carcinoma of the head and neck prior to chemoradiotherapy and surgery. In October, the Committee for Medicinal Products for Human Use of the European Medicines Agency has also granted a positive opinion for the use of Taxotere® in Europe in this indication.

Ambien CR™ is showing strong resistance to the presence of Ambien® IR generics, with third-quarter net sales reaching $176 million in the United States. Net sales of Ambien CR™ for the nine months to end September 2007 totaled $561 million. As expected, net sales of Ambien® IR, which went off patent in the United States on April 20, 2007, fell significantly in the third quarter to €35 million, versus €352 million in the comparable period of 2006.

In Japan, sales of Myslee® (not consolidated by sanofi-aventis) rose by 8.7% in the third quarter to €29 million. Over the 9 months to end September, the product reported 11.2% growth, to € 84 million.

In the United States, Eloxatin®, the market-leading colorectal cancer treatment as adjuvant and in the metastatic phase, recorded net sales growth of 12.3% to €247 million. In Europe, the introduction of Eloxatin® generics is continuing, with several countries now affected including Germany, the United Kingdom, Italy, Spain and France. European sales of the product fell by 38.6% in the third quarter to €89 million. In the “Other countries” region, Eloxatin® recorded a fine performance, with net sales up 30.6% at €47 million.

Third-quarter net sales of Tritace® were down 25.3% at €168 million, reflecting the introduction of generics of the product in Canada.

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Net sales of Acomplia® were €21 million in the third quarter and €58 million to end September. Results from clinical trials have shown that Acomplia® has a powerful effect in reducing HbA1c that is comparable with oral anti-diabetics. In addition, this effect is sustainable and associated with weight loss. Sanofi-aventis has decided to substantially broaden the ongoing development program in type 2 diabetes, which will include more than 5,700 patients. The new development program in diabetes, essentially as an add-on to the main existing treatments (metformin, sulfonylurea and insulin), includes a comparative study with sitagliptin, the most recently approved treatment. Submission in type 2 diabetes is expected in 2009, while submission of a fixed rimonabant/metformin combination is expected in 2010.

Xyzal®, a new once-daily prescription oral antihistamine used to treat internal and external allergies and chronic idiopathic urticaria, was launched in the United States by sanofi-aventis and UCB at the start of October. The product, which has been shown to be highly effective in the treatment of allergy symptoms, is indicated for adults and for children aged six and over.

Worldwide presence1 of Plavix® / Iscover®

€ million	2007 Q3	Change on a comparable basis	2007 9 months	Change on a comparable basis
Europe	450	+6.6%	1,350	+5.4%
United States	797	+126.4%	2,159	+23.9%
Other countries	213	+23.8%	601	+21.2%

TOTAL	1,460	+54.3%	4,110	+16.8%

On June 19, 2007, the U.S. District Court for the Southern District of New York upheld the validity and enforceability of the U.S. patent covering clopidogrel bisulfate, the active ingredient of Plavix®, and issued a permanent injunction enjoining Apotex from marketing its generic clopidogrel bisulfate in the United States prior to the expiration of the patent. Apotex launched a generic clopidogrel bisulfate in August 2006, following which the U.S. District Court for the Southern District of New York awarded sanofi-aventis a temporary injunction on August 31, 2006 ordering Apotex to halt further sales of its generic clopidogrel bisulfate, without however ordering a recall of products already shipped. The main patent protection for this product has now been maintained in the United States until November 2011.

In the United States, Plavix® recovered its market standing in the third quarter, having been affected since August 8, 2006 by the launch of a generic version. Sales of the product reached $1,083 million, compared with $477 million in the third quarter of 2006. In the nine months to end September, sales of Plavix® were up 23.9% at $2,892 million.

In September, the FDA approved a 300mg Plavix® tablet that will facilitate administration of the loading dose for patients with acute coronary syndrome, as recommended (in association with aspirin) by the American College of Cardiology and the American Heart Association.

In Europe, third-quarter net sales of Plavix® were 6.6% higher at €450 million, though sales are still affected by parallel imports in Germany.

In the rest of the world, the product enjoyed robust growth of 23.8%, to €213 million. In Japan, the two-week limit on prescriptions imposed by the authorities was lifted in May. This accelerated the pace of growth in net sales, which reached €17 million for the third quarter, against €1 million in the third quarter of 2006. Net sales of Plavix® in Japan for the nine months to end September 2007 were €34 million, against €7 million in the comparable period of 2006. In October, the Japanese authorities extended the indication of Plavix® to patients with acute coronary syndrome (unstable angina pectoris, non-ST elevation myocardial infarction) for whom percutaneous coronary intervention (PCI) is being planned. Plavix® is the first drug to be approved for this indication in Japan.

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Worldwide presence1 of Aprovel®/ Avapro®/ Karvea®

€ million	2007 Q3	Change on a comparable basis	2007 9 months	Change on a comparable basis
Europe	229	+6.5%	689	+6.3%
United States	128	+8.5%	378	+8.3%
Other countries	105	+12.9%	304	+17.4%

TOTAL	462	+8.5%	1,371	+9.2%

Third-quarter worldwide sales of Aprovel®/Avapro®/Karvea® were up 8.5% at €462 million.

In the United States, the product achieved third-quarter net sales growth of 8.5%.

On April 18, the Cardio-Renal Advisory Committee of the FDA recommended approval of Avalide® as an initial treatment for hypertension. Avalide® is a fixed-dose combination of irbesartan and hydrochlorothiazide that is currently approved for the treatment of hypertension in patients with blood pressure uncontrolled on monotherapy. If approved, the new indication for Avalide® would be the first-line treatment for hypertension in patients who are unlikely to obtain their blood pressure goals on monotherapy.

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Net sales by business segment – Human Vaccines

Third-quarter consolidated net sales for the Human Vaccines business were up 49.2% at €943 million. The period was boosted by earlier shipments of influenza vaccines than in 2006, when a substantial proportion of shipments were postponed to the final quarter. As a result, net sales of influenza vaccines rose by 117.3% in the quarter to €365 million.

AdacelTM (adult and adolescent tetanus-diphtheria-pertussis booster) and Menactra® also performed very strongly in the third quarter, with net sales up 75.9% at €77 million and up 124.9% at €165 million respectively.

In October, the FDA extended the license for Menactra® to children aged 2 through 10 years. The initial license, granted in 2005, was for vaccination of adolescents and adults aged 11 through 55 years.

Consolidated net sales for the Human Vaccines business in the nine months to end September were up 28.3% at €2,129 million. Over the period, net sales of Menactra® rose by 89.0% to € 344 million, and net sales of AdacelTM were 69.2% higher at €195 million.

€ million	2007 Q3 net sales	Change on a comparable basis	2007 9-month net sales	Change on a comparable basis
Polio/Pertussis/Hib Vaccines	147	-14.0%	518	+6.6%
Adult Booster Vaccines	113	+43.0%	332	+35.5%
Meningitis/Pneumonia Vaccines	190	+95.9%	397	+66.8%
Travel & Other Endemics Vaccines	88	+11.4%	251	+13.1%
Influenza Vaccines	365	+117.3%	521	+37.5%
Other vaccines	40	+5.3%	110	+22.2%

TOTAL	943	+49.2%	2,129	+28.3%

Third-quarter sales at Sanofi Pasteur MSD, the joint venture with Merck & Co in Europe, advanced by 79.2% on a reported basis to €324 million, buoyed by the success of Gardasil® (net sales of €101 million).

Gardasil®, the first vaccine against papillomavirus infections (which cause cervical cancer) is marketed by Sanofi Pasteur MSD in 19 European countries. To date, Gardasil® is funding in 9 European countries.

For the nine months to end September, Sanofi Pasteur MSD reported net sales of € 669 million, an increase of 43.1% on a reported basis. Net sales of Gardasil® totaled €182 million over this period. Sanofi Pasteur MSD sales are not consolidated by sanofi-aventis.

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Net sales by geographic region

€ million	2007 Q3 net sales	Change on a comparable basis	2007 9-month net sales	Change on a comparable basis
Europe	2,978	+1.0%	9,128	-0.3%
United States	2,449	+6.1%	7,293	+8.1%
Other countries	1,598	+8.5%	4,720	+9.3%

TOTAL	7,025	+4.4%	21,141	+4.5%

Europe reported slight growth in the third quarter, but continues to be affected by a decline in net sales in France and Germany. In the nine months to end September, net sales fell by 0.3%, with the introduction of generics of Eloxatin® paring approximately 1.6% off sales growth for the period.

In the United States, third-quarter net sales rose by 6.1% despite the full effect of generic versions of Ambien® IR, which went off patent on April 20, 2006. Excluding the impact of Ambien® IR generics, net sales growth in the United States was 23.4%, thanks largely to a very fine performance from the Human Vaccines business.

In the nine months to end September, net sales rose by 8.1%, or by 18.2% excluding the impact of Ambien® IR generics from April.

In the “Other countries” region, third-quarter net sales were up 8.5%, driven by Latin America, Japan, the Middle East and Africa. Japan performed particularly well in the third quarter, posting double-digit growth thanks to an acceleration in sales growth for Plavix®. In the nine months to end September, net sales in the “Other Countries” region rose by 9.3%.

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Adjusted consolidated income statement

The adjusted consolidated income statement is presented in Appendix 3.

Refer to Appendix 1 for a definition of “adjusted net income”, and to Appendix 4 for a reconciliation of the consolidated income statement to the adjusted consolidated income statement.

Third quarter of 2007

Sanofi-aventis net sales for the third quarter of 2007 rose by 1.8% on a reported basis to €7,025 million.

Gross profit was €5,420 million. The gross margin ratio was 77.2%, against 76.8% for the third quarter of 2006. Royalty income rose by 23.7%, mainly due to the sharp rise in net sales of Plavix® in the United States versus the third quarter of 2006 (when the product faced competition from a generic version), and despite the discontinuation of royalties from fipronil. The ratio of cost of sales to net sales increased from 26.7% to 27.0%, mainly as a result of the introduction of generics of Ambien® IR in the United States.

Measures initiated in France, Germany and the United States during 2006, combined with the ongoing cost containment policy, led to a further decline in the ratio of selling and general and expenses to net sales to 25.0%, against 26.2% in the comparable period of 2006. In absolute terms, selling and general expenses were 2.9% lower than in the third quarter of 2006 at €1,754 million.

Operating income – current1 rose by 5.2%, and represented 37.1% of net sales compared with 36.0% in the third quarter of 2006.

Net financial expenses were €40 million, against €53 million in the comparable period of 2006. Interest expense on debt was €64 million, compared with €92 million in the third quarter of 2006.

Income tax expense was €818 million, versus €743 million in the third quarter of 2006. The reported tax rate was 31.8%, against 30.6% for the comparable period of 2006. Tax rate cuts due to come into effect from 2008 in Germany, Spain and the United Kingdom led to the recognition of a €51 million expense on a net deferred tax asset, while €21 million of net provisions were released as a result of the settlement of various tax disputes. The effective tax rate for the period was 30.7%.

Strong growth in sales of Plavix® in the United States resulted in an 83.6% increase in the share of profits of associates to €213 million (€116 million in the third quarter of 2006). The share of after-tax profits from territories managed by BMS (primarily the United States) under the Plavix® and Avapro® alliance was €141 million, versus €56 million in the third quarter of 2006. The contributions from Merial and Sanofi Pasteur MSD also increased relative to the third quarter of 2006.

Minority interests totaled €111 million, compared with €100 million in the third quarter of 2006. This line includes the share of pre-tax profits paid to BMS from territories managed by sanofi-aventis (€107 million, compared with €95 million in the third quarter of 2006).

Adjusted net income was up 9.1% at €1,853 million, while adjusted earnings per share (adjusted EPS) was €1.37 (8.7% up on the 2006 third-quarter figure of €1.26), based on an average number of shares outstanding of 1,349.3 million in the third quarter of 2007 and 1,348.0 million in the third quarter of 2006.

Excluding selected items (see Appendix 5), adjusted net income was €1,883 million (10.8% up on the 2006 third-quarter figure of €1,699 million), and adjusted EPS was € 1.40 (11.1% up on the 2006 third-quarter figure of €1.26).

Expressed in U.S. dollars3 and excluding selected items, adjusted net income was $2,587 million (19.5% up on the third quarter of 2006), and adjusted EPS was $1.92 (19.3% up on the third quarter of 2006).

[3]

U.S. dollar figures obtained by translating euro-denominated figures at the average exchange rate for the period: 1.374 for Q3 2007 (1.274 for Q3 2006) and 1.344 for 9 months to end September 2007 (1.244 for 9 months to end September 2006).

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9 months to end September 2007

In the nine months to end September 2007, net sales generated by sanofi-aventis totaled €21,141 million, a rise of 0.6% on a reported basis.

Gross profit was €16,379 million, an increase of 0.4%. The gross margin ratio was 77.5%, versus 77.6% for the comparable period of 2006. The ratio of cost of sales to net sales was stable year-on-year, with the impact of generic competition for Ambien® IR partly offset by a better product mix. Other revenues, at €845 million, were down on the 2006 9-month figure (€888 million), due largely to the discontinuation of royalty income on fipronil.

Research and development expenses rose by 1.5% (4.4% excluding the effect of exchange rates).

Over the first nine months of 2007, the cost adaptation measures initiated in 2006 helped to reduce the ratio of selling and general expenses to net sales to 26.3%, 1.6 points lower than in the comparable period of 2006. Selling and general expenses for the nine-month period were €5,558 million, a reduction of 5.3%, with selling expenses and general expenses falling in equal proportions.

Other current operating income (net of expenses) totaled €200 million, versus €236 million in the comparable period of 2006, and included an expense of €61 million (€42 million after tax) on the harmonization of welfare and healthcare plans for the Group’s retirees.

Operating income – current1 rose by 4.1%, and represented 36.2% of net sales compared with 35.0% in the first nine months of 2006.

A restructuring charge of €50 million (€35 million after tax) has been recognized in connection with the ongoing adaptation plan initiated in France in 2006.

In the comparable period of 2006, the financial statements included gains on disposal of €553 million, mainly on the sale of the Exubera® rights (€460 million, or €384 million after tax) and the sale of the residual stake in the Animal Nutrition business (€45 million, or €31 million after tax).

Net financial expense was €111 million, against €146 million in the comparable period of 2006. Interest expense on debt was €176 million, compared with €250 million in the nine months to end September 2006.

Income tax expense totaled €2,108 million, versus €2,282 million in the nine months to end September 2006. The reported tax rate was 28.1%, compared with 29.5% in the nine months to end September 2006. The 2007 figure includes a net gain of €244 million relating to movements in provisions and tax risks/settlements of tax disputes, and a deferred tax expense of €51m related to cuts in tax rates in Germany, Spain and the United Kingdom. The 2006 figure was influenced by the low income tax charge arising on the Exubera® gain. The effective tax rate for the first nine months of 2007 was 30.7%.

The share of profits of associates was €582 million, against €509 million in the nine months to end September 2006. The share of after-tax profits from territories managed by BMS under the Plavix® and Avapro® alliance was €376 million, versus €308 million in the nine months to end September 2006. There was a decrease in the contribution from Sanofi-Pasteur MSD, currently in the Gardasil® launch phase, while there was an increase in the contribution from Merial.

Minority interests were €322 million, versus €290 million in the nine months to end September 2006. This line includes the share of pre-tax profits paid to BMS from territories managed by sanofi-aventis (€307 million, versus €277 million in the nine months to end September 2006).

Adjusted net income fell by 0.3% to €5,648 million, while adjusted earnings per share (adjusted EPS) was € 4.18 (0.7% down on the 2006 9-month figure of €4.21), based on an average number of shares outstanding of 1,350.8 million in the nine months to end September 2007 and 1,346.1 million in the nine months to end September 2006.

Excluding selected items (see Appendix 5), adjusted net income was €5,532 million (6.3% up on the 2006 9-month figure of €5,203 million); and adjusted EPS was €4.10 (5.9% up on the 2006 9-month figure of €3.87).

Expressed in U.S. dollars3 and excluding selected items, adjusted net income was €7,435 million (14.9% up on the 2006 9-month figure), and adjusted EPS was €5.50 (14.3% up on the 2006 9-month figure).

[3]

U.S. dollar figures obtained by translating euro-denominated figures at the average exchange rate for the period: 1.374 for Q3 2007 (1.274 for Q3 2006) and 1.344 for 9 months to end September 2007 (1.244 for 9 months to end September 2006).

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2007 Guidance

Barring major adverse events (in particular, major adverse events relating to Lovenox® in the United States), the Group expects 2007 full-year growth in adjusted EPS excluding selected items2/6 to be around 10%, calculated using an exchange rate of €1 = $1.25, despite the end of patent protection for Ambien® IR in the United States in April and the arrival of generic competition for Eloxatin® in Europe. Sensitivity to the euro/dollar exchange rate is estimated at 0.6% of growth for a 1-cent movement in the exchange rate.

Share Repurchase Program

Under the current share repurchase program, which is capped at €3 billion and expires on the date of the next Annual General Meeting of the shareholders (May 14, 2008), the company acquired 11,734,000 of its own shares during the third quarter for a total of €706 million, at an average price of € 60.11 per share.

Consolidated net debt, which was €5.8 billion at end December 2006, totaled €4.5 billion as of September 30, 2007.

Board of Directors

Mr Serge Kampf has expressed his wish to resign from the Board for personal reasons with effect as of the Board meeting of October 30, 2007. His term was scheduled to expire at the next Shareholders Meeting in May 2008.

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the sanofi-aventis annual report on Form 20-F for the year ended December 31, 2006. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

[2]	See Appendix 5
[6]	Adjusted EPS excluding selected items for the year ended December 31, 2006 was €4.88.

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Recent Events

September 2, 2007	Announcement of one-year findings from the ExTRACT-TIMI 25 and STEEPLE studies confirming a clear net clinical benefit for Lovenox® versus unfractionated heparin in patients with acute ST-segment elevation myocardial infarction.

September 4, 2007	Announcement that a meta-analysis had demonstrated a significant overall survival benefit for Taxotere® over vinca-alkaloid-based regimens as a first-line treatment for patients with advanced non small cell lung cancer.

September 5, 2007	Publication in the New England Journal of Medicine of results from the EURIDIS/ADONIS efficacy trials of dronedarone.

September 10, 2007	Announcement of a civil settlement with the U.S. Department of Justice on claims relating to the average wholesale price of Anzemet®.

September 14, 2007	Initiation of a research collaboration in China in the cancer stem-cell field.

September 17, 2007	R&D day: announcement of important clinical trial results, and of around thirty potential filings for approval by end 2010.

September 19, 2007	Presentation to the EASD of the first direct proof of the significant effect of Acomplia® in reducing intra-abdominal adipose tissue as measured by tomodensitometry.

October 1, 2007	Announcement that the FDA had approved Taxotere® for the treatment of locally-advanced head and neck cancer prior to chemoradiotherapy and surgery.

October 2, 2007	Announcement of the launch of Xyzal® on the U.S. market by UCB and sanofi-aventis.

October 18, 2007	Announcement that the FDA had approved Menactra® for children aged 2 through 10 years.

October 22, 2007	Announcement of extension to the indications of Plavix® in Japan to patients with acute coronary syndrome for whom percutaneous coronary intervention is planned

October 22, 2007	Announcement of positive opinion from the Committee for Medicinal Products for Human Use recommending approval of Taxotere® in the European Union as an induction treatment for locally advanced head and neck cancer.

October 24, 2007	Announcement of results from a new study that showed patients with chronic insomnia who were treated with Ambien CR® experienced significant improvements in two key parameters of work performance

October 24, 2007	Announcement of publication in the New England Journal of Medicine of results of two clinical studies on Taxotere® , TAX 324 and TAX323

Future Events

December 10, 2007	Presentation of the results of the TREK dose-response study (AVE5026) to the American Society of Hematology in Atlanta.

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Financial Timetable

February 12, 2008	2007results – Analyst/Investor meeting in Paris

April 30, 2008	2008 first-quarter net sales and results

May 14, 2008	Shareholders’ Annual General Meeting

July 31, 2008	2008 second-quarter net sales and results

October 31, 2008	2008 third-quarter net sales and results

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Appendices

List of appendices

Appendix 1:	Explanatory Notes/Financial Indicators

Appendix 2:	2007 third-quarter, 9-month, first-quarter and second-quarter net sales by product

Appendix 3:	2007 third-quarter and 9-month adjusted consolidated income statements

Appendix 4:	2007 third-quarter and 9-month consolidated income statement and reconciliation to adjusted consolidated income statement

Appendix 5:	Trends in selected items in the adjusted income statement

Appendix 1: Explanatory Notes/Financial Indicators

Comparable net sales

When we refer to the change in our sales on a “comparable” basis, we mean that we exclude the impact of exchange rate movements and changes in Group structure (acquisitions and divestments of interests in entities and rights to products, and changes in consolidation method for consolidated entities).

We exclude the impact of exchange rates by recalculating sales for the prior period on the basis of exchange rates used in the current period. We exclude the impact of acquisitions by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition.

Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product.

For a change in consolidation method, the prior period is recalculated on the basis of the method used for the current period.

Reconciliation of 2006 third-quarter/9-month net sales to 2006 third-quarter/9-month comparable net sales:

€ million	2006: Q3
2006 third-quarter net sales	6,901
Impact of changes in Group structure	(14)
Impact of exchange rates	(156)
2006 third-quarter comparable net sales	6,731

€ million	2006: 9 months
2006 9-month net sales	21,017
Impact of changes in Group structure	(44)
Impact of exchange rates	(748)
2006 9-month comparable net sales	20,225

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Worldwide presence of a product

When we refer to the “worldwide presence” of a product, we mean our consolidated net sales of that product, minus sales of the product to our alliance partners plus non-consolidated sales made through our alliances with Bristol-Myers Squibb on Plavix®/Iscover® (clopidogrel) and Aprovel®/Avapro®/Karvea® (irbesartan), based on information provided to us by our alliance partner.

Operating income – current

We define “operating income – current” as operating income before restructuring, impairment of property, plant and equipment and intangibles, gains/losses on disposals, and litigation.

Adjusted net income

We define “adjusted net income” as accounting net income after minority interests adjusted to exclude (i) the material impacts of the application of purchase accounting to acquisitions and (ii) acquisition-related integration and restructuring costs. We believe that eliminating these impacts from net income gives investors a better understanding of the underlying economic performance of the combined Group.

The material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, are as follows:

•	charges arising from the remeasurement of inventories at fair value, net of tax;

•	amortization/impairment expense generated by the remeasurement of intangible assets, net of tax;

•	any impairment of goodwill.

We also exclude from adjusted net income any integration and restructuring costs (net of tax) that are specific to the acquisition of Aventis by sanofi-aventis.

€ million	2007 Q3 consolidated financial statements (unaudited)	2007 Q3 adjusted consolidated financial statements (unaudited)	2007 9-month consolidated financial statements	2007 9-month adjusted consolidated financial statements
Net sales	7,025	7,025	21,141	21,141
Net income after minority interests	1,845	1,853	4,510	5,648
Basic earnings per share	1.37	1.37	3.34	4.18

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Appendix 2: 2007 third-quarter and 9-month net sales by product

2007 third-quarter net sales by product:

€ million	2007 Q3 net sales	2006 Q3 comparable net sales	2006 Q3 reported net sales
Lovenox®	633	562	583
Plavix®	614	544	543
Lantus®	518	396	412
Taxotere®	475	417	429
Stilnox®/Ambien®/Ambien CR™	207	506	538
Eloxatin®	383	401	417
Copaxone®	301	251	262
Aprovel®	267	252	252
Allegra®	159	148	156
Tritace®	168	225	223
Amaryl®	94	103	106
Xatral®	82	81	83
Nasacort®	61	57	60
Actonel®	79	86	84
Depakine®	79	75	73
TOTAL	4,120	4,104	4,221
Other products	1,962	1,995	2,033
TOTAL Pharmaceuticals	6,082	6,099	6,254
Vaccines	943	632	647
TOTAL Net sales	7,025	6,731	6,901

2007 9-month net sales by product:

€ million	2007 9-month net sales	2006 9-month comparable net sales	2006 9-month reported net sales
Lovenox®	1,938	1,729	1,821
Plavix®	1,815	1,680	1,688
Lantus®	1,479	1,155	1,215
Taxotere®	1,398	1,260	1,315
Stilnox®/Ambien®/Ambien CR™	1,065	1,345	1,446
Eloxatin®	1,156	1,230	1,291
Copaxone®	897	752	796
Aprovel®	803	744	750
Allegra®	558	487	525
Tritace®	546	691	706
Amaryl®	291	332	346
Xatral®	249	262	269
Nasacort®	227	195	209
Actonel®	239	263	264
Depakine®	236	226	227
TOTAL	12,897	12,351	12,868
Other products	6,115	6,214	6,422
TOTAL Pharmaceuticals	19,012	18,565	19,290
Vaccines	2,129	1,660	1,727
TOTAL Net sales	21,141	20,225	21,017

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2007 second-quarter net sales by product:

€ million	2007 Q2 net sales	2006 Q2 comparable net sales	2006 Q2 reported net sales
Lovenox®	671	581	614
Plavix®	632	561	565
Lantus®	503	399	421
Taxotere®	474	435	456
Stilnox®/Ambien®/Ambien CR™	252	433	467
Eloxatin®	380	423	445
Copaxone®	307	255	271
Aprovel®	272	247	250
Allegra®	198	174	189
Tritace®	167	241	248
Amaryl®	103	113	119
Xatral®	85	90	92
Nasacort®	87	73	78
Actonel®	82	90	91
Depakine®	81	75	76
TOTAL	4,294	4,190	4,382
Other products	2,026	2,,054	2,131
TOTAL Pharmaceuticals	6,320	6,244	6,513
Vaccines	619	539	568
TOTAL Net sales	6,939	6,783	7,081

2007 first-quarter net sales by product:

€ million	2007 Q1 net sales	2006 Q1 comparable net sales	2006 Q1 reported net sales
Lovenox®	634	586	624
Plavix®	569	575	580
Lantus®	458	360	382
Taxotere®	449	408	430
Stilnox®/Ambien®/Ambien CR™	606	406	441
Eloxatin®	393	406	429
Copaxone®	289	246	263
Aprovel®	264	245	248
Allegra®	201	165	180
Tritace®	211	225	235
Amaryl®	94	116	121
Xatral®	82	91	94
Nasacort®	79	65	71
Actonel®	78	87	89
Depakine®	76	76	78
TOTAL	4,483	4,057	4,265
Other products	2,127	2,,165	2,258
TOTAL Pharmaceuticals	6,610	6,222	6,523
Vaccines	567	489	512
TOTAL Net sales	7,177	6,711	7,035

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Appendix 3: 2007 third-quarter and 9-month adjusted consolidated income statements

2007 third-quarter adjusted consolidated income statement (unaudited)

€ million	Q3 2007 adjusted consolidated income statement	as % of net sales	Q3 2006 adjusted consolidated income statement	as % of net sales	% change
Net sales	7,025	100.0%	6,901	100.0%	+1.8%
Other revenues	298	4.2%	241	3.5%	+23.7%
Cost of sales	(1,903)	(27.0)%	(1,840)	(26.7)%	+3.4%
Gross profit	5,420	77.2%	5,302	76.8%	+2.2%
Research and development expenses	(1,084)	(15.4)%	(1,075)	(15.6)%	+0.8%
Selling and general expenses	(1,754)	(25.0)%	(1,806)	(26.2)%	-2.9%
Other current operating income	110	—	122	—	—
Other current operating expenses	(52)	—	(26)	—	—
Amortization of intangibles	(31)	—	(36)	—	—
Operating income – current*	2,609	37.1%	2,481	36.0%	5.2%
Restructuring costs	—	—	—	—	—
Impairment of PP&E and intangibles	—	—	(2)	—	—
Gain/loss on disposals, and litigation	—	—	—	—	—
Operating income	2,609	37.1%	2,479	35.9%	+5.2%
Financial expenses	(86)	—	(119)	—	-27.7%
Financial income	46	—	66	—	-30.3%
Income before tax and associates	2,569	36.6%	2,426	35.2%	+5.9%
Income tax expense	(818)	(11.6)%	(743)	(10.9)%	+10.1%
Reported tax rate	31.8%	—	30.6%	—	—
Share of profit/loss of associates	213	—	116	—	+83.6%
Consolidated net income	1,964	28.0%	1,799	26.1%	+9.2%
Minority interests	111	—	100	—	+11.0%
Net income after minority interests	1,853	26.4%	1,699	24.6%	+9.1%
Average number of shares outstanding (million)	1,349.3		1,348.0
Earnings per share (in euros)	1.37		1.26		+8.7%

*	Operating income before restructuring, impairment of PP&E and intangibles, gains/losses on disposals, and litigation

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2007 9-month adjusted consolidated income statement (unaudited)

€ million	2007 9-month adjusted consolidated income statement	as % of net sales	2006 9-month adjusted consolidated income statement	as % of net sales	% change
Net sales	21,141	100.0%	21,017	100.0%	0.6%
Other revenues	845	4.0%	888	4.2%	-4.8%
Cost of sales	(5,607)	(26.5)%	(5,598)	(26.6)%	+0.2%
Gross profit	16,379	77.5%	16,307	77.6%	+0.4%
Research and development expenses	(3,266)	(15.4)%	(3,219)	(15.3)%	+1.5%
Selling and general expenses	(5,558)	(26.3)%	(5,867)	(27.9)%	-5.3%
Other current operating income	388	—	322	—	—
Other current operating expenses	(188)	—	(86)	—	—
Amortization of intangibles	(98)	—	(102)	—	—
Operating income – current*	7,657	36.2%	7,355	35.0%	+4.1%
Restructuring costs	(50)	—	—	—	—
Impairment of PP&E and intangibles	—	—	(3)	—	—
Gain/loss on disposals, and litigation	—	—	520	—	—
Operating income	7,607	36.0%	7,872	37.5%	-3.4%
Financial expenses	(256)	—	(399)	—	-35.8%
Financial income	145	—	253	—	-42.7%
Income before tax and associates	7,496	35.5%	7,726	36.8%	-3.0%
Income tax expense	(2,108)	(10.1)%	(2,282)	(10.9)%	-7.6%
Reported tax rate	28.1%	—	29.5%	—	—
Share of profit/loss of associates	582	—	509	—	+14.3%
Consolidated net income	5,970	28.2%	5,953	28.3%	+0.3%
Minority interests	322	—	290	—	+11.0%
Net income after minority interests	5,648	26.7%	5,663	26.9%	-0.3%
Average number of shares outstanding (million)	1,350.8		1,346.1
Earnings per share (in euros)	4.18		4.21		-0.7%

*	Operating income before restructuring, impairment of PP&E and intangibles, gains/losses on disposals, and litigation

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Appendix 4: 2007 third-quarter and 9-month reconciliation of consolidated income statement to adjusted consolidated income statement

2007 third-quarter reconciliation of consolidated income statement to adjusted consolidated income statement

The adjustments to the income statement reflect the elimination of material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, amounting to €8 million net of deferred taxes (with no cash impact for the Group).

€ million (unaudited)	2007 Q3 consolidated	Adjustments		2007 Q3 adjusted consolidated
Net sales	7,025			7,025
Other revenues	298			298
Cost of sales	(1,903)			(1,903)
Gross profit	5,420			5,420
Research and development expenses	(1,084)			(1,084)
Selling and general expenses	(1,754)			(1,754)
Other current operating income	110			110
Other current operating expenses	(52)			(52)
Amortization of intangibles	(906)	875	(a)	(31)
Operating income – current*	1,734	875		2,609
Restructuring costs	—			—
Impairment of PP&E and intangibles	—			—
Gain/loss on disposals, and litigation	—			—
Operating income	1,734	875		2,609
Financial expenses	(86)			(86)
Financial income	46			46
Income before tax and associates	1,694	875		2,569
Income tax expense	71	(889	)(b)	(818)
Share of profit/loss of associates	191	22	(c)	213
Consolidated net income	1,956	8		1,964
Minority interests	111			111
Net income after minority interests	1,845	8		1,853
Average number of shares outstanding (million)	1,349.3			1,349.3
Earnings per share (in euros)	1.37			1.37

*	Operating income before restructuring, impairment of PP&E and intangibles, gains/losses on disposals, and litigation

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The material impacts of the application of purchase accounting to acquisitions (primarily the acquisition of Aventis) on the 2007 third-quarter consolidated income statement are:

a)	An amortization charge of €875 million against intangible assets. This adjustment has no cash impact on the Group.

b)	Deferred taxes of €889 million, comprising i) €323 million generated by the €875 million amortization charge taken against intangible assets, and ii) €566 million arising from the impact of the cut in German tax rates on deferred tax liabilities recognized in 2004 on the remeasurement of acquired intangible assets of Aventis. This adjustment has no cash impact on the Group.

c)	In “Share of profit/loss of associates”, income of €22 million relating to the amortization of intangibles, net of tax. This adjustment has no cash impact on the Group.

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2007 9-month reconciliation of consolidated income statement to adjusted consolidated income statement

The adjustments to the income statement reflect the elimination of material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, amounting to €1,138 million net of deferred taxes (with no cash impact for the Group).

€ million (unaudited)	2007 9-month consolidated	Adjustments		2007 9-month adjusted consolidated
Net sales	21,141			21,141
Other revenues	845			845
Cost of sales	(5,607)			(5,607)
Gross profit	16,379			16,379
Research and development expenses	(3,266)			(3,266)
Selling and general expenses	(5,558)			(5,558)
Other current operating income	388			388
Other current operating expenses	(188)			(188)
Amortization of intangibles	(2,739)	2,641	(a)	(98)
Operating income – current*	5,016	2,641		7,657
Restructuring costs	(50)			(50)
Impairment of PP&E and intangibles	5	(5	)(b)	—
Gain/loss on disposals, and litigation	—			—
Operating income	4,971	2,636		7,607
Financial expenses	(256)			(256)
Financial income	145			145
Income before tax and associates	4,860	2,636		7,496
Income tax expense	(570)	(1,538	)(c)	(2,108)
Share of profit/loss of associates	542	40	(d)	582
Consolidated net income	4,832	1,138		5,970
Minority interests	322			322
Net income after minority interests	4,510	1,138		5,648
Average number of shares outstanding (million)	1,350.8			1,350.8
Earnings per share (in euros)	3.34	0.84		4.18

*	Operating income before restructuring, impairment of PP&E and intangibles, gains/losses on disposals, and litigation

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The material impacts of the application of purchase accounting to acquisitions (primarily the acquisition of Aventis) on the 2007 9-month consolidated income statement are:

a)	An amortization charge of €2,641 million against intangible assets. This adjustment has no cash impact on the Group.

b)	A reversal of impairment losses of €5 million. This adjustment has no cash impact on the Group.

c)	Deferred taxes of €1,538 million, mainly comprising i) € 974 million generated by the €2,641 million amortization charge taken against intangible assets, and ii) €566 million arising from the impact of the cut in German tax rates on deferred tax liabilities recognized in 2004 on the remeasurement of acquired intangible assets of Aventis. This adjustment has no cash impact on the Group.

d)	In “Share of profit/loss of associates”, income of €40 million relating to the amortization of intangibles, net of tax. This adjustment has no cash impact on the Group.

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Appendix 5: Trends in selected adjusted income statement items, net of tax

€ million	2007 Q3	2006 Q3	2007 9 months		2006 9 months
Restructuring costs	—	—	(35)		—
Net gains/(losses) on disposals	—	—			447	[3]
Provisions for financial instruments, litigation, tax inspections and other items	(30)[1]	—	151	[2]	13

TOTAL net of tax	(30)	—	116		460

[1]	Income tax expense of €51 million related to the cut in tax rates in Germany, Spain and the United Kingdom, partly offset by the settlement of tax disputes (€21 million)
[2]	Includes:

-	Tax risks/settlement of tax disputes: €244 million

-	Income tax expense related to the cut in tax rates in Germany, Spain and the United Kingdom: -€51 million

-	Harmonization of welfare and healthcare plans for retirees: -€42 million

[3]	Includes:

-	Exubera®: €384 million

-	Animal Nutrition: €31 million

REMINDER

8.00 am CET - WEBCAST
& CONFERENCE CALL (English)

The 3rd quarter 2007 sales and earnings will be reviewed by Mr. Hanspeter Spek, Executive Vice President, Pharmaceutical Operations and Mr. Jean-Claude Leroy, Executive Vice President, Finance and Legal.

The slides will be available on www.sanofi-aventis.com.

This presentation will be followed by a Q&A session.

CALL-IN NUMBERS	The conference will also be available by telephone via the following numbers:
	France	+33 (0) 1 70 99 42 97
	UK	+44 (0) 207 806 1966
	USA	+1 718 354 1391

AUDIO REPLAY	Available online at www.sanofi-aventis.com and through the numbers below (until November 10, 2007):
	France	+33 (0) 1 71 23 02 48
	UK	+44 (0) 207 806 1970
	USA	+1 718 354 1112
	Access code	6804707#

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